UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 10-D	☐ Form 20-F ☐ Form N-SAR	☐ Form 11-K ☐ Form N-CSR	☒ Form 10-Q

     For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR	☐ Transition Report on Form 10-Q ☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Former name if applicable Address of principal executive office City, state and zip code	Keyuan Petrochemicals, Inc. Qingshi Industrial Park, Ningbo Economic & Technological Development Zone Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its consolidated financial statements as of and for the three months ended September 30, 2012.  The process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the three months ended September 30, 2012, as well as the completion of the required review of the Registrant’s financial information, could not be completed by November 14, 2012 without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such quarterly report no later than five calendar days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒Yes     ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss was approximately $4.1 million for the three months ended September 30, 2012, as compared to a net loss of approximately $10.7 million in the same period in 2011, a decrease of $6.6 million, or 62%. The decrease was mainly due to a higher yield rate and decreased legal, consulting and investigation expenses. Operating expenses were decreased from approximately $5.3 million for the three months ended September 30, 2011 to $2.4 million for the comparative period in 2012 due to various legal and accounting expenses related to the independent investigation that occurred in 2011. The net loss for three months ended September in 2012 was primarily due to a 15 day scheduled facilities shutdown for routine inspection and maintenance in September 2012, fluctuation in exchange rates, and the persistent impact of the market downturn.

Net loss for the nine months ended September 30, 2012 was approximately $0.9 million, as compared to a net loss of approximately $7.3 million in the same period in 2011, a decrease of $6.4 million, or 87%.

Keyuan Petrochemicals, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: November 15, 2012	By:	/s/ Chunfeng Tao
Chunfeng Tao
Chief Executive Officer